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June 2, 2025
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Laura Veator
Stephen Krikorian
Mariam Mansaray
Jan Woo

Re:	Via Transportation, Inc.
Draft Registration Statement on Form S-1
Submitted April 15, 2025
CIK No. 0001603015
On behalf of our client, Via Transportation, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2025 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form

Securities and Exchange Commission
June 2, 2025

S-1 confidentially submitted to the Commission on April 15, 2025 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Draft Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.
The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Amendment.
Draft Registration Statement on Form S-1
Cover Page
1.You state that the Chief Executive Officer and Chairman, Daniel Ramot, will have control over most matters that require approval by your stockholders, including the election of directors and approval of significant corporate transactions. Here and elsewhere as appropriate, if true, please disclose that you will be considered a “controlled company” following this offering under NYSE listing standards, if true. If this is the case, please also disclose whether you intend to rely on the exemptions to corporate governance requirements as a controlled company.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64 of the Amendment to address the Staff’s comment. The Company has not yet determined whether it will be considered a “controlled company” following the completion of this offering, as this will be based on the number of votes per share ascribed to shares of Class B common stock held by its CEO and Chairman, Daniel Ramot, which has not yet been determined. However, the Company respectfully advises the Staff that, in the event that the Company is considered a controlled company under NYSE listing standards based on the number of votes per share ascribed to shares of Class B common stock held by its CEO and Chairman, the Company does not plan to rely on any of the controlled company exemptions to corporate governance requirements. In a subsequent filing, the Company plans to identify the number of votes per share ascribed to shares of Class B common stock and the percentage of voting power controlled by its CEO and Chairman and, if applicable, that the Company does not intend to rely on any exemptions to corporate governance requirements as a controlled company.
Prospectus Summary, page 1
2.We note that you attribute statements to “Third Party Market Data,” including references to the report you commissioned from BCG. Please revise to state the specific source of each statement.

Securities and Exchange Commission
June 2, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that BCG has informed the Company that it would only have been willing to provide its written consent to the use of the BCG name, to be filed as an exhibit to the Registration Statement pursuant to Rule 436 of the Securities Act, in the event that such statements are not individually attributed to the BCG report, and instead are attributed to “Third Party Market Data” (defined to include other sources of market data in addition to the BCG report). In order to satisfy the Staff’s request and clarify the attribution of each statement in the Amendment, the Company respectfully advises the Staff that the Company has revised the disclosure on page ii of the Amendment to remove the specific reference to BCG and has revised the disclosure on pages 2, 7, 77, 103, 108, 109 and 122 of the Amendment to attribute each reference to the BCG report to “a report commissioned by us from a major consulting firm”. As BCG will no longer specifically be named in the Amendment, we do not believe it will be required to file a consent pursuant to Rule 436 of the Securities Act. In addition, the Company advises the Staff that a summary of the BCG report has been published publicly and is available at the following link:
https://www.bcg.com/publications/2025/france-the-public-transportation-market-looks-to-whole-network-solutions?linkId=807493787
Summary Consolidated Financial and Operating Information, page 19
3.Please provide a reconciliation of the weighted average number of shares of common stock used in computing net loss per share to the weighted average number of shares of common stock used in computing pro forma net loss per share, once amounts are known. Describe each transaction and the number of shares included.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in footnote 3 on page 20 of the Amendment to reflect that only the Note Conversion and the Existing Preferred Stock Conversion impact the weighted average number of shares of common stock used in computing pro forma net loss per share. The Company also advises the Staff that it has included on page 18 of the Amendment a placeholder for the respective number of shares of Class A common stock resulting from the Existing Preferred Stock Conversion and the Note Conversion that are included in computing the weighted average number of shares of common stock. Once the weighted average number of shares of Class A common stock used in computing pro forma net loss per share is known the Company will provide the Staff with the requested analysis and update the placeholder disclosure accordingly.

Securities and Exchange Commission
June 2, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance
Revenue Retention, page 82
4.We note your disclosure of dollar-based gross revenue retention for government customers. Tell us how you considered also disclosing dollar-based gross revenue retention for all customers.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the dollar-based gross revenue retention rate is similar for all of its customers. To address the Staff’s comment the Company has revised the disclosure on page 82 of the Amendment.
Results of Operations
Comparison of the Years Ended December 31, 2023 and 2024
Revenue, page 87
5.Tell us how you considered disclosing the increase in Platform revenue attributable to having a full year of CityMapper results in your financial statements for the year ended December 31, 2024.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Citymapper did not contribute to the increase in Platform revenue for the year ended December 31, 2024 as its contribution to Platform revenue remained constant year over year, despite the shorter contribution period in 2023. Citymapper represented less than 2% of Platform revenue for each of the years ended December 31, 2023 and 2024. On this basis the Company concluded that the impact of including a full year of Citymapper results for the year ended December 31, 2024 was not material to the trend in Platform revenue and therefore additional disclosure was not necessary.
Certain Relationship and Related Party Transactions, page 143
6.Please disclose the parties to the Investors’ Rights Agreement. We note that you intend to terminate the rights under the current agreement and enter into a new agreement that provides similar registration rights.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 145 of the Amendment to disclose the related parties who are party to the Investors’ Rights Agreement. The Company also advises the Staff that all preferred stockholders are party to the Investors’ Rights Agreement.

Securities and Exchange Commission
June 2, 2025

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition
Revenue Arrangements, page F-15
7.Clarify how the transaction price is allocated among your subscription services and professional services when these services are included in the same contract with customers. Refer to ASC 606-10-32-31 through 32-35. Further, tell us what consideration you gave to separately disclosing professional services, if material.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in instances where both subscription services and professional services (which are primarily related to pre-launch implementation services) are provided under one contract, the transaction price is allocated between the separate performance obligations on a relative standalone selling price basis using a residual approach. The Company has not established an observable price for professional services related to pre-launch implementation activities as these are not sold on a standalone basis; therefore the price for these services is uncertain. Conversely, the standalone selling price of the Company’s subscription services are observable as the Company also provides these services without accompanying professional services . Professional services as part of contracts where the Company also provides subscription services contributed less than 3% and 2% of revenue for the years ended December 31, 2023 and 2024, respectively. On this basis the Company concluded that professional services revenue did not represent a material component of total revenue and therefore separate disclosure of professional services revenue was not necessary.
Remaining Performance Obligations, page F-16
8.Please revise your disclosures to clarify how the anticipated number of driver hours and service hours is determined in your estimation of variable revenue. That is, clarify whether these estimates are based on historical volumes used by customers or some other manner, and clarify what you mean by “stipulated in the contract.” Refer to ASC 606-10-32-8 and 32-9.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its customers’ contracts typically stipulate the total number of driver hours and service hours expected to be delivered to the customer over the contract term and their respective rates per hour. The Company’s remaining performance obligation (RPO) calculations are based on these contract terms.
The amount of variable revenue included in RPO for each applicable period is calculated based on the hours expected to be used by the customer in that period. These hours are derived from regular service planning exercises between the Company and the customer to align on the use of the contracted hours. Consideration is given to the Company’s

Securities and Exchange Commission
June 2, 2025

historical experience with the same customer (for renewals) or similar deployments (for new customers).
The Company notes that, consistent with the guidance in ASC 606-10-32-9, the expected variable revenue uses the same information that the Company’s management uses during the bid-and-proposal process with customers.
To address the Staff’s comments the Company has revised the disclosure on page F-16 of the Amendment.
Example of RPO calculation for a typical contract
To provide additional context to the Staff, the Company is providing below an example of how RPO for variable revenue would be calculated under a typical contract for a subscription to software and tech-enabling services.
Overview of contract terms:
The Company has entered into a contract with a transit agency in the United States to deploy microtransit. The variable fees as stated in the contract are $50 per driver hour for a total of 20,000 driver hours, resulting in a total contract value of $1,000,000.
During the planning process it was determined with the customer that the service hours would be from 7am to 7pm each day, and that a maximum of 5 vehicles will be utilized, scheduled to best meet demand for the service, resulting in 20,000 driver hours over the contract term.
Any additional contract value (for instance for an expansion of service hours or number of vehicles) will be subject to additional funding approval from the transit agency and will result in a contract modification.
RPO calculation:
The total contract value in this example is $1,000,000. The contract value also represents the transaction price for the contract as it equates to the expected consideration for the services to be provided. Revenue is recognized based on actual driver hours delivered in each month of service, which may vary from the expected amount due to various factors such as unplanned weather and operational restrictions.
In accordance with ASC 606-10-50-13, RPO for the contract is determined based on the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. At the end of each reporting period this equals the remaining contract value as this represents the Company’s best estimate of the expected remaining transaction price. At the commencement of the contract the RPO is $1,000,000, and is reduced by the revenue recognized on the contract to date at each subsequent reporting date. Significant negative deviations from the total contract value over the contract term are possible but not

Securities and Exchange Commission
June 2, 2025

expected based on the Company’s operating history with similar customers. Any increase in contract value would be subject to contract modification.
Note 15. Stockholders’ Deficit, page F-32
9.When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from six month before the date of this letter and leading up to the preliminary pricing of your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, once an estimated preliminary IPO price range is available, it will provide the Staff with the requested analysis prior to the filing and circulation of the preliminary prospectus.
General
10.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.
11.Many of your tables and graphics include print that is not legible. For example, your graphic on page 116 contains text that is too small to be legible. Please revise your graphics throughout your prospectus as applicable to ensure that the text is legible.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the graphics throughout the filing to ensure that in each instance the text is legible.
* * * * *

Securities and Exchange Commission
June 2, 2025

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Daniel Ramot, Chief Executive Officer, Via Transportation, Inc. Clara Fain, Chief Financial Officer, Via Transportation, Inc. Erin H. Abrams, General Counsel, Via Transportation, Inc.
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Marc D. Jaffe, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP